Exhibit 99.1

Canaan Announces Order for Bitcoin Mining Machines of up to US$93.63 Million via Long-term

Partnership with Genesis Digital Assets

BEIJING, April 28, 2021 (GLOBE NEWSWIRE) — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has entered into a long-term strategic partnership with Genesis Digital Assets Limited (“Genesis Digital Assets”) and secured a purchase order (the “Order”) from Genesis Digital Assets valued at up to US$93.63 million. As part of the Order, Canaan will deliver its A1246 AvalonMiner mining machines to Genesis Digital Assets throughout 2021, adding 117MW in next-generation Bitcoin computing capacity to Genesis Digital Assets’ current capacity of 140MW.

Genesis Digital Assets is a leading Bitcoin mining enterprise with extensive experience in building and operating industrial-scale Bitcoin mining farms. Since 2013, Genesis Digital Assets and its legal predecessors has brought more than 250,000 miners online and mined over US$1 billion in Bitcoin. As of April 2021, Genesis Digital Assets’ operations accounted for more than 1.2% of the world’s total Bitcoin mining hashrate.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “As an industry leader, Genesis Digital Assets requires Bitcoin mining solutions with robust computing power and significant cost efficiencies. Our A1246 Avalon Miner has a stable hashrate of 90TH/s and power efficiency of 38J/TH, making it one of the most powerful ASIC miners on the market today.”

Mr. Zhang continued, “We are seeing higher interest from institutional players and the emergence of new mining hotspots around the world in 2021. As such, to provide more value to our overseas customer base, we have established our first-ever after-sales service center outside of China. Our long-term partnership with Genesis Digital Assets is aligned with our global ambitions, and we plan to repeat this success formula with more international customers going forward.”

About Genesis Digital Assets Limited

Genesis Digital Assets Limited is one of the world’s largest and most experienced Bitcoin mining companies. Since 2013, Genesis Digital Assets and its legal predecessors has built over 20 industrial-scale Bitcoin mining farms, brought over 250,000 miners online, and mined over US$1 billion in Bitcoin. As of April 2021, Genesis Digital Assets’ data center capacity was more than 140MW, translating into a total hashrate in excess of 2.0 EH/s, which is more than 1.2% of the total Bitcoin mining hashrate in the world. Genesis Digital Assets’ mission is to build the world’s largest and most profitable Bitcoin mining operation by 2025.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China’s national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world’s first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com